                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                            Chicago Title Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   168228 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   F.M. Kirby
                                17 DeHart Street
                                  P.O. Box 151
                          Morristown, New Jersey 07963
                                 (973) 538-4800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                    Copies of all notices should be sent to:

                               Thomas J. Bianchini
                                17 DeHart Street
                                  P.O. Box 151
                          Morristown, New Jersey 07963
                                 (973) 538-4800

                                  June 17, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

--------------------------
CUSIP NO.    168228 10 4
--------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          F.M. Kirby
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [  ]
                                                                    (b) [  ]

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

          Not applicable
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               [  ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------

   NUMBER OF       7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY              880,713
   OWNED BY        -------------------------------------------------------------
     EACH          8    SHARED VOTING POWER
   REPORTING
    PERSON               1,883,901
     WITH          -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                           880,713
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                         1,883,901
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,764,614**
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

*     See instructions before filling out!

** Includes 918,240 shares held by trusts for the benefit of Mr. F.M. Kirby's children and for the benefit of his children and his children's descendants; Mr. F.M. Kirby disclaims beneficial ownership of such shares.

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value of $1.00 per share (the "Common Stock"), of Chicago Title Corporation, a Delaware corporation ("Chicago Title"), having its principal executive offices at 171 North Clark Street, Chicago, Illinois 60601-3294.

Item 2.  Identity and Background.

         (a) through (c).

         Pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Act"), and pursuant to Rules 13d-1 and 13d-5 promulgated thereunder, this statement is being filed on behalf of Mr. F.M. Kirby:

Name and Business Address           Present Principal Occupation
-------------------------           ----------------------------
F.M. Kirby                          Chairman of the Board,
17 DeHart Street                    Alleghany Corporation
P.O. Box 151                          (property and casualty reinsurance and
Morristown, New Jersey  07963         insurance, financial services, industrial
                                      minerals and steel fasteners)
                                    375 Park Avenue
                                    New York, New York 10152

         (d) During the last five years Mr. F.M. Kirby has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years Mr. F.M. Kirby has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. F.M. Kirby is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

         The shares of Common Stock of Chicago Title reported herein as beneficially owned by Mr. F.M. Kirby were acquired in a spin-off of all of the shares of Common Stock of Chicago Title owned by Alleghany Corporation ("Alleghany") to stockholders of Alleghany (the "Spin-Off").

Item 4.  Purpose of Transaction.

         Mr. F.M. Kirby in his capacity as a stockholder of Chicago Title has no present plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities or the disposition of securities of Chicago Title;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Chicago Title or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Chicago Title or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of Chicago Title, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         (e) Any material change in the present capitalization or dividend policy of Chicago Title;

         (f) Any other material change in Chicago Title's business or corporate structure;

         (g) Changes in Chicago Title's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Chicago Title by any person;

         (h) Causing a class of securities of Chicago Title to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Chicago Title becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         In view of the fact that Mr. F.M. Kirby is a principal stockholder of Chicago Title, it is expected that he will confer regularly with directors and officers of Chicago Title as to matters relating to Chicago Title and its business which may include any of the corporate actions set forth above and may also from time to time initiate, recommend or take such actions as he may deem desirable, including possibly any of such corporate actions.

         In addition, as a principal stockholder of Chicago Title, Mr. F.M. Kirby reserves the right to take or recommend such actions as he may consider desirable, including possibly any of the corporate actions set forth above. Moreover, he intends to review from time to time his holdings of Chicago Title securities and reserves the right to acquire or dispose of Chicago Title securities, whether through open market purchases or otherwise.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). The table below sets forth the aggregate number of shares, and percentage, of the outstanding Common Stock of Chicago Title beneficially owned by Mr. F.M. Kirby as of June 17, 1998. Footnotes to the table include information as to whether Mr. F.M. Kirby has sole or shared voting or investment power with respect to such shares of Common Stock.

                             Number of Shares          Percentage of
                             of Common Stock            Outstanding
                             of Chicago Title          Common Stock
         Person             Beneficially Owned      Beneficially Owned
         ------             ------------------      ------------------
       F.M. Kirby             2,764,614 (1)              12.6% (2)

       (1) Includes 331,032 shares of Common Stock of Chicago Title held by Mr. F.M. Kirby as sole trustee of trusts for the benefit of his children, 1,296,693 shares held by a trust of which Mr. F.M. Kirby is co-trustee and primary beneficiary and 587,208 shares held by trusts for the benefit of Mr. F.M. Kirby's children and his children's descendants as to which Mr. F.M. Kirby was granted a proxy. Mr. F.M. Kirby disclaims beneficial ownership of the shares held for the benefit of his children and for the benefit of his children and his children's descendants. Mr. F.M. Kirby held 549,681 shares directly. Mr. F.M. Kirby has sole voting power and sole investment power with respect to the 331,032 shares held by him as sole trustee of trusts for the benefit of his children and with respect to the 549,681 shares held by him directly. Mr. F.M. Kirby has shared voting power and shared investment power with respect to the 1,296,693 shares held by a trust of which he is co-trustee and primary beneficiary. He has shared voting power with respect to the 587,208 shares held by the trusts for the benefit of his children and his children's descendants. Information with respect to persons with whom Mr. F.M. Kirby shares voting power and/or investment power, all of whom are citizens of the United States, is set forth below:

             1.  (a)   Name:       John C. Baity, Esq.
                 (b)   Address:    Milbank, Tweed, Hadley & McCloy
                                   1 Chase Manhattan Plaza
                                   New York, New York 10005

                 (c)   Occupation: Attorney
                                   Milbank, Tweed, Hadley & McCloy
                                     (law firm)
                                   1 Chase Manhattan Plaza
                                   New York, New York 10005

             2.  (a)   Name:       Alice K. Horton
                 (b)   Address:    Pleasant Green Farm
                                   4500 Schley Road
                                   Hillsborough, North Carolina
                                   27278
                 (c)   Occupation: Housewife

             3.  (a)   Name:       Fred M. Kirby III
                 (b)   Address:    1803 Tiffany Place
                                   Greensboro, North Carolina 27408
                 (c)   Occupation: Self-Employed

             4.  (a)   Name:       S. Dillard Kirby
                 (b)   Address:    5 Dogwood Drive
                                   Morristown, New Jersey 07960
                 (c)   Occupation: Vice President
                                   F.M. Kirby Foundation, Inc.
                                   17 DeHart Street
                                   P.O. Box 151
                                   Morristown, New Jersey 07963

             5.  (a)   Name:       Jefferson W. Kirby
                 (b)   Address:    769 Shunpike Road
                                   Green Village, New Jersey 07935
                 (c)   Occupation: Vice President
                                   Alleghany Corporation (property and casualty
                                      reinsurance and insurance, financial
                                      services, industrial minerals and steel
                                      fasteners)
                                   375 Park Avenue
                                   New York, New York 10152

            To the best knowledge of Mr. F.M. Kirby, during the last five years none of such persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (2) Based upon the number of shares of Chicago Title Common Stock issued and outstanding as of June 17, 1998, as described in Chicago Title's Registration Statement on Form 10/A, Amendment No. 3, General Form for Registration of Securities pursuant to Section 12(b) or (g) of the Act.

         (c) Except as indicated in Item 3, Mr. F.M. Kirby has not effected any transactions in Chicago Title Common Stock in the 60-day period ended as of the date hereof.

         (d) To the best knowledge of Mr. F.M. Kirby, except as indicated in Items 5(a) and 5(b), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Chicago Title Common Stock reported herein as beneficially owned by Mr. F.M. Kirby.

         (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See the response to Items 5(a) and (b) above.

Item 7.  Materials to be Filed as Exhibits.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1998

                                    /s/   F.M. Kirby
                                    --------------------------------
                                    F.M. Kirby